   Setting Tables. Setting Standards.   [LOGO]   Ryan's Family Steak Houses




                              1999 ANNUAL REPORT

        COMPANY PROFILE Headquartered in Greer, South Carolina, Ryan's
        Family Steak House, Inc. has developed, operated and franchised family restaurants since 1978. Our restaraunts provide great meals to customers at reasonable prices via our successful "Steaks,
         Buffet and Bakery" concept. At March 1, 2000, customers in 22 states visited 291 Company-owned and 22 franchised Ryan's. Sales by Company-owned restaurants amounted to $665 million in 1999 and $637 million in 1998. Systemwide sales, which include sales by franchised restaurants, for 1999 and 1998 were approximately $704 million and $675 million, respectively. The Company employed approximately 19,000 team members at March 1, 2000. Its common stock trades on The Nasdaq Stock Market(R) under the symbol RYAN.

                          RYAN'S FAMILY STEAK HOUSES


                                SETTING TABLES.
                              SETTING STANDARDS.

                         A LETTER TO OUR SHAREHOLDERS

        -- IN 1999, WE HAD 365 DAYS TO PROVE WHAT RYAN'S COULD DO. --

I think we made the most of every single one of them.

    We proved it pays to offer top managers a financial stake in store performance. We proved the power of product innovation in delivering value and variety. We proved how good we are at proactively responding to changes in site vitality and viability.

    This past year, we succeeded in breaking sales records, strengthening our teams, gaining more customer loyalty and providing a strong base for future increases in shareholder value.

    Our 1999 sales were $664.7 million. Our earnings per share were up 17 percent to $1.10, continuing a four-year trend of increases of 15 percent or more. Same-store sales have been up for 17 of the last 21 quarters. And we continue to draw accolades from those who matter most. For the fifth consecutive year, customers voted Ryan's "#1 Family Steakhouse in America" in Restaurants and Institutions magazine.

    Our Operating Partner Program is working well. Product innovation is enhancing our net worth and yours. The market savvy we've gained over 21 years in business continues to serve us well as retail dynamics evolve. And all the other key parts of our business plan have come together to fuel a great year and enhance the future.

                                     [LOGO]

                 -- SETTING GOALS AND REWARDING PERFORMANCE --

In 1999, 44 more general managers joined our Operating Partner Program, bringing the total number of participants to 146. Each Operating Partner invests $10,000 in Ryan's stock and commits to staying at the same store for five years.

    When general managers become Operating Partners they begin to think and act like owners. They constantly look for ways to build sales and reduce expenses. Their enthusiasm quickly spreads to other managers and team members. And, not surprisingly, they get exceptional results. Operating Partner stores excel on all performance measures. They enjoy higher hidden shopper scores, better customer comments, increased manager and team member retention, higher sales and earnings gains and better overall store operations.

    Going forward, our Operating Partner Program will continue to be a winning proposition for everyone involved. Shareholders benefit from rising profits. Customers enjoy the service superiority of better-run restaurants. Operating Partners can earn higher bonuses based on unit sales and earning performance. And team members flourish in more stable working environments.

                -- SETTING "THE BAR" FOR PRODUCT INNOVATION --

Our Mega Bar(R) continues to prove it's capable of big things. Ryan's was first to introduce the "Mega Bar" concept in September 1985. Its success spawned other innovative "hits" including the Bakery Bar (July '91), Express Service (June '95) and hand-carved meats (July '98).

    In May 1999, another carving program, "Steak Night," went into test. Even though it added a dollar premium to the price of the Mega Bar, customers loved it. Eighty-one locations have now embraced the new carving program, generating sales increases on Steak Nights of 20 + percent.

    We continue to encourage individual locations to make good ideas better and to experiment with product offerings. After all, if something hits in one place, we can multiply the benefit by every store in the company, right? Stay tuned--we currently have a number of exciting new products in test for next year too.

                -- SETTING OUR SITES IN HIGHER TRAFFIC AREAS --

Ryan's is always aware that locations change over time. Some improve. Others decline. Our strategy is to relocate restaurants with poor sites that show no signs of

                               A YEAR WELL DONE

            Ryan's four leading indicators reflected another record
              year in 1999. Restaurant sales rose $27.7 million,
             net earnings increased $1.3 million and earnings per
             share were 17 percent higher. In the midst of strong financial success, we extended our brand to encompass
               289 Company-owned and 23 franchised restaurants.


       [CHART]                                               [CHART]
   Restaurant Sales                                       Net Earnings
(in millions of dollars)                             (in millions of dollars)


       [CHART]                                               [CHART]
   Earnings Per Share                              Restaurants Open at Year-End
  (diluted; in cents)


 Excluding an asset valuation charge of $8.4 million (after-tax) in accordance with the Financial Accounting Standards Board's Statement No. 121.

                          RYAN'S FAMILY STEAK HOUSES


turnaround to "hot spot" locations where more people want to shop and eat out.

    In 1999, we opened 12 new restaurants in thriving neighborhoods and relocated six to produce better returns on our investments. With the exception of just 13 units that are on land leases, every other Company-owned restaurant is on Ryan's-owned property. Our real estate experts deserve a great deal of credit for helping us redeploy assets, turning old stores into cash to fund relocations.

    Our new restaurants produced average annualized sales of almost $2.9 million, the highest level over the past four years. Relocations produced about 40 percent more sales per unit compared to their old sites.

                         -- SETTING OURSELVES APART --

People who haven't been to Ryan's have an ever-growing array of dining choices. By expanding advertising coverage, we increase the odds that they will try Ryan's and become regular customers. Advertising also supports our commitment to introducing new products to both existing and new customers, enhancing our image for offering value and variety.

    Our 1999 advertising program supported 108 restaurants in 30 markets, almost doubling the number of markets we targeted in 1998. We focused our broadcast advertising in the second quarter when eating patterns for the year are being established to maximize impact on third and fourth quarter sales.

    We also used a limited number of interstate billboards and will continue to do so as long as outdoor advertising produces measurable sales results. As always, we work with stores in highly competitive situations to provide support, often including newspaper advertising. We also continue to look at ways to penetrate new markets in a cost-effective manner.

                     -- SETTING A COURSE FOR THE FUTURE --

In order to aggressively continue the share repurchase program we began in 1996, Ryan's recently closed two transactions to refinance all the Company's existing debt. The first transaction involved the private placement of $75 million of senior notes due in 2008. The second transaction included a $200 million revolving credit facility due in 2005.

    In 1999, we repurchased just over 3.6 million shares of stock. Since the beginning of the program, almost 19 million shares have been repurchased, representing 35 percent of the original program total. Recently, our Board of Directors demonstrated its confidence in the continued success of Ryan's by increasing the number of shares available for repurchase from 20 million to 30 million. We believe our share repurchase program will enhance shareholder value over time.

    Everything we do going forward will help us live up to Ryan's mission statement: "to be an innovative, profitable growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings." We will increase shareholder value by striving to increase average unit sales, increase store level profits and repurchase shares at opportunistic prices.

    Our plan for the immediate future includes raising our Operating Partner total to as many as 200 in 2000. We also intend to open 12 to 14 new Company-owned restaurants and to complete four to six relocations. Two more franchised restaurants and one franchised relocation are also in the plan, as are some exciting new product innovations.

    Over the past 21 years, we've built a tradition of consistent earnings per share growth by setting tables and setting standards. Thanks to the dedication of our talented team members and your continued confidence, Ryan's is positioned to build on past success in 2000 and beyond.

    Sincerely,


                               /s/ Charles D. Way
                               ------------------

                                CHARLES D. WAY
                Chairman, President and Chief Executive Officer
                                 March 1, 2000


                                   -- 2-3 --

                                     [MAP]




                       LOCATIONS. LOCATIONS. LOCATIONS.


                Our geographic presence throughout some of the
                  nations most desirable markets continues to
                 grow. In 1999, new Company-owned restaurants
               in eight states helped prove that Ryan's has many
                     more places to go and people to feed.

                          RYAN'S FAMILY STEAK HOUSES


         -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS --


Shown for the years indicated are (i) items in the consolidated statements of earnings as a percentage of restaurant sales, (ii) the number of restaurants open at the end of each year, and (iii) the percentage change between years.


                                              Percentage of Restaurant Sales                         Percentage Change
                                            ----------------------------------------------------------------------------
                                             1999           1998          1997                     1999/1998   1998/1997
------------------------------------------------------------------------------------------------------------------------

Restaurant sales                            100.0%         100.0         100.0                       4.3%         6.3
------------------------------------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                            38.2           39.1          39.5                       2.1          5.0
Payroll and benefits                         29.6           29.3          28.6                       5.5          8.9
Depreciation                                  4.0            4.0           4.0                       4.5          6.3
Other operating expenses                     12.5           12.5          12.6                       3.7          5.9
------------------------------------------------------------------------------------------------------------------------
Total operating expenses                     84.3           84.9          84.7                       3.6          6.5
------------------------------------------------------------------------------------------------------------------------
General and administrative expenses           5.0            4.6           4.5                      11.9          8.7
Interest expense                              1.2            1.1           1.0                      17.4         15.9
Revenues from franchised restaurants         (0.2)          (0.2)         (0.2)                      2.1        (10.2)
Other income, net                            (0.3)          (0.3)         (0.2)                     (3.7)        30.2
------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                 10.0            9.9          10.2                       5.4          3.1
Income taxes                                  3.7            3.6           3.7                       9.1          3.5
------------------------------------------------------------------------------------------------------------------------
Net earnings                                  6.3%           6.3           6.5                       3.2%         2.8
========================================================================================================================

                                               Restaurants Open at End of Year                       Percentage Change
------------------------------------------------------------------------------------------------------------------------
Company-owned                                 289            280           270                       3.2%         3.7
Franchised                                     23             26            25                     (11.5)         4.0
------------------------------------------------------------------------------------------------------------------------
Total                                         312            306           295                       2.0%         3.7
========================================================================================================================


                                   -- 4-5 --

                            A STEAK IN OUR SUCCESS


                  Our Operating Partner Program celebrated its
                 2nd Anniversary in 1999 by attracting 44 more
                 General Managers. Now 146 partners strong, the
                  program gives each participant an individual
                 financial stake in store performance. It also
              benefits shareholders with rising profits, provides
                 team members with stability and differentiates
                     restaurants with superior operations.



                                    [LOGO]

                           RYAN'S FAMILY STEAK HOUSES


                           -- RESULTS OF OPERATIONS --


                              1999 COMPARED TO 1998

Total restaurant sales increased by $27.7 million, or 4.3%, to $664.7 million in 1999 from $637.0 million in 1998. Approximately 90% of the sales increase resulted from the incremental sales from restaurants opened in 1999 and 1998. A 1.3% increase in same-store sales also contributed to the higher sales levels. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. Management attributes the higher same-store sales to the implementation of carving bars during the first and second quarters of 1998, continuing impact from the Operating Partner program and other promotional activities. The carving bars offer at least three hand-carved meats, such as roast beef, ham and turkey, nightly and all day Sunday to those customers who purchase the buffet as either an entree or a side item.

     During 1999, the Company opened 12 new restaurants and relocated six restaurants. Management defines a relocation as a restaurant opened within 12 months after the closing of another restaurant in the same marketing area. A relocation generally results in an opening and a closing in the same year as was the case for each relocation during 1999. Three underperforming restaurants were also closed during the year. Accordingly, at the end of 1999 and 1998, the Company owned and operated 289 and 280 restaurants, respectively.

     Total operating expenses increased 3.6% to $560.2 million in 1999 from $540.6 million in 1998. Such costs, as a percentage of sales, were 84.3% during 1999 and 84.9% during 1998. Thus, the Company's operating margins at the restaurant level were 15.7% of sales in 1999 and 15.1% in 1998.

     The decrease in 1999's operating expenses as a percentage of sales resulted principally from lower food and beverage costs with a partial offsetting effect from higher payroll and benefits. Food and beverage costs decreased to 38.2% of sales in 1999 from 39.1% in 1998 due to menu price increases as well as from lower dairy, produce, pork and soybean oil prices. Payroll and benefits increased to 29.6% of sales in 1999 from 29.3% in 1998 due principally to higher hourly labor costs. All other operating costs, including depreciation, stayed level at 16.5% of sales in both 1999 and 1998. Other operating costs in 1998 included the write-off of unamortized pre-opening costs, amounting to $790,000 (0.1% of sales), taken in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". In accordance with SOP 98-5, all 1999 pre-opening costs were charged to expense as incurred, and all prior years' amounts in the accompanying consolidated financial statements have been similarly reclassified.

     General and administrative expenses increased to 5.0% of sales ($33.2 million) in 1999 from 4.6% of sales ($29.7 million) in 1998, resulting principally from higher manager training charges, information technology compensation and travel costs. Media advertising amounted to 0.3% of sales during both 1999 and 1998.

     Interest expense amounted to $8.0 million in 1999 (1.2% of sales) compared to $6.8 million in 1998 (1.1% of sales). The increase resulted from higher debt levels incurred during 1999 in connection with the Company's common stock repurchase program (see "Liquidity and Capital Resources"). Interest expense was also impacted by a decrease in the Company's effective average interest rate to 5.8% in 1999 from 6.0% in 1998. It should be noted that interest rates were generally lower during the first half of 1999. Interest rates during the second half of the year rose significantly due to Federal Reserve intervention and Year 2000 pressures. In January 2000 (see "Subsequent Event"), the Company closed on two loan transactions, thereby refinancing all of its existing debt and adding to its credit availability. Management expects that the Company's effective average interest rate will increase by approximately 200 basis points in 2000 due to the negotiated rates in the new loan packages and an overall higher interest rate environment.

     Based upon the above changes to revenues and expenses, earnings before income taxes increased to $66.4 million in 1999 from $63.0 million in 1998.

     The effective income tax rate for 1999 increased to 37.3% compared to 36.0% in 1998 due to higher state income taxes.

     Net earnings increased to $41.6 million in 1999 (6.3% of sales) from $40.3 million in 1998 (6.3% of sales). Diluted weighted-average shares decreased by 11.7% to 37,874,000 in 1999 compared to 42,881,000 in 1998 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, diluted earnings per share ("DEPS") increased 17% to $1.10 in 1999 from 94 cents in 1998.

                          -- 1998 COMPARED TO 1997 --

Total restaurant sales increased by $37.8 million, or 6.3%, to $637.0 million in 1998 from $599.2 million in 1997. Incremental sales from restaurants opened in 1998 and 1997 accounted for approximately 80% of the sales increase. A 2.3% increase in same-store sales was another principal factor behind the higher sales levels. Management attributes the higher same-store sales to the implementation of carving bars during the first and second quarters of 1998.

     During 1998, the Company opened 11 new restaurants and relocated four restaurants. In addition, one underperforming restaurant was closed during the year. Accordingly, at the end of 1998 and 1997, the Company owned and operated 280 and 270 restaurants, respectively.

     Total operating expenses increased 6.5% to $540.6 million in 1998 from $507.7 million in 1997. Such costs, as a percentage of sales, were 84.9% during 1998 and 84.7% during 1997. Thus, the Company's


                                    -- 6-7 --

                                     [LOGO]




                              CUTTING-EDGE CONCEPTS


                   RYAN'S LONG-STANDING COMMITMENT TO PRODUCT
                      INNOVATION CONTINUED IN 1999 WITH AN
                   EXPANSION OF OUR HIGHLY SUCCESSFUL CARVING
                     PROGRAM. OUR NEW "STEAK NIGHT" CONCEPT
                   ADDED CARVED SIRLOIN STEAKS TO ORDER ON THE
                 MEGA BAR(R) AND SUCCESSFULLY RAISED STORE SALES
                   BY 20+ PERCENT THE NIGHTS IT WAS OFFERED.

                        -- RYAN'S FAMILY STEAK HOUSES --


operating margins at the restaurant level were 15.1% of sales in 1998 and 15.3% in 1997.

     Several factors affected 1998's operating expenses. Food and beverage costs decreased to 39.1% of sales in 1998 from 39.5% in 1997 due to menu price increases as well as from lower beef, coffee and produce prices. Payroll and benefits increased to 29.3% of sales in 1998 from 28.6% in 1997. Hourly labor costs increased by 0.3% of sales due to higher staffing levels and an increase in the Federal minimum wage from $4.75 per hour to $5.15, effective September 1, 1997. Manager compensation costs increased by 0.3% of sales due principally to the expansion of the Company's Operating Partner program. All other operating costs, including depreciation, amounted to 16.5% of sales in 1998 and 16.6% in 1997. Other operating costs in 1998 were favorably impacted by higher same-store sales and include the write-off of unamortized pre-opening costs, amounting to $790,000 (0.1% of sales), taken in accordance with the American Institute of Certified Public Accountants' SOP 98-5.

     General and administrative expenses increased to 4.6% of sales ($29.7 million) in 1998 from 4.5% of sales ($27.3 million) in 1997. Media advertising amounted to 0.3% of sales during both 1998 and 1997.

     Interest expense amounted to $6.8 million in 1998 (1.1% of sales) compared to $5.9 million in 1997 (1.0% of sales). The increase resulted from higher debt levels incurred during 1998 in connection with the Company's common stock repurchase program (see "Liquidity and Capital Resources"). Interest expense was also impacted by a decrease in the Company's effective average interest rate to 6.0% in 1998 from 6.1% in 1997.

     Revenues from franchised restaurants decreased to $1.1 million in 1998 from $1.3 million in 1997 due primarily to the receipt in 1997 of amounts from a past-due royalty program. Other income increased to $1.9 million in 1998 from $1.5 million in 1997 due largely to net gains on sales of excess property as well as from higher store vending revenue.

     Based upon the above changes to revenues and expenses, earnings before income taxes increased to $63.0 million in 1998 from $61.1 million in 1997.

     The effective income tax rate for 1998 increased slightly to 36.0% compared to 35.8% in 1997.

     Net earnings increased to $40.3 million in 1998 (6.3% of sales) from $39.2 million in 1997 (6.5% of sales). Diluted weighted-average shares decreased by 10.2% to 42,881,000 in 1998 compared to 47,761,000 in 1997 due to the Company's stock repurchase program (see "Liquidity and Capital Resources"). Accordingly, DEPS increased 15% to 94 cents in 1998 from 82 cents in 1997.

                      -- LIQUIDITY AND CAPITAL RESOURCES --

The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.

     At December 29, 1999, the Company's working capital amounted to a $32.2 million deficit compared to a $111.7 million deficit at December 30, 1998. The decrease in the working capital deficit is related principally to the reclassification of the year-end 1999 balances of notes payable and current portion of long-term debt, which amounted to $114.3 million in total at December 29, 1999, to long-term debt as a result of the refinancing of all existing debt on January 28, 2000 (see "Subsequent Event"). These same items amounted to $84.0 million at December 30, 1998 and continue to be included in current liabilities at year-end 1998 in the accompanying consolidated financial statements. Total capital expenditures increased to $53.2 million in 1999 from $43.7 million in 1998 due principally to increases in new restaurant construction (18 in 1999 compared to 15 in 1998) and equipment purchases. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $74.8 million in 1999 and $73.0 million in 1998.

     During 2000, the Company plans to build and open 17 to 19 new restaurants, including four to six relocations, and remodel approximately 40 restaurants. Total 2000 capital expenditures are estimated at $53 million. The Company is currently concentrating its efforts on Company-owned Ryan's restaurants and is not actively pursuing any additional franchised locations, either domestically or internationally.

     The Company began a stock repurchase program in March 1996 and is currently authorized to repurchase up to 30 million shares of the Company's common stock through December 2002. Repurchases may be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. Through December 29, 1999, approximately 18.8 million shares, or 35% of total shares available at the beginning of the repurchase program, had been purchased at an aggregate cost of $178.1 million. From December 30, 1999 through March 1, 2000, another 842,000 shares were purchased at an aggregate cost of $7.7 million. Management intends to actively proceed with the repurchase program during 2000, subject to the continued availability of capital, the limitations imposed by the Company's new senior notes and revolving credit facility (see "Subsequent Event"), applicable securities regulations and the other factors described in "Forward-Looking Information".


                                   -- 8-9 --

                        -- RYAN'S FAMILY STEAK HOUSES --


     Management estimates that cash generated from operations will exceed the Company's 2000 capital expenditure requirements and plans to use this excess cash for stock repurchases. Additional debt may be incurred in order to meet the Company's share repurchase objectives. Based on current target debt levels, a maximum repurchase scenario would require approximately $40 million of additional borrowings during 2000. After the refinancing of debt on January 28, 2000 (see "Subsequent Event"), the Company's outstanding debt consisted of $75 million of 9.02% senior notes and a $200 million revolving credit facility of which $109 million was borrowed at that date. Accordingly, after allowances for letters of credit and other items, there was approximately $80 million in funds available under the revolving credit facility. The Company's ability to draw on these funds may be limited by the debt restrictions in the agreements governing both the senior notes and the revolving credit facility.

     Management believes that its current capital structure is sufficient to meet its 2000 requirements. The Company has entered into interest rate hedging transactions in the past and, although no such agreements are currently outstanding, management intends to continue monitoring the interest rate environment and may enter into such transactions in the future if deemed advantageous.

                            -- IMPACT OF INFLATION --

The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the Federal minimum wage and, accordingly, legislated changes to the minimum wage affect the Company's payroll costs. Although no minimum wage increases have been signed into law, various proposals are presently being discussed and voted upon in the U.S. Congress. Recent legislation in the U.S. Senate points to a potential $1.00 per hour increase to $6.15 per hour with a three-step phase-in process, ending in March 2002. The Company is typically able to increase menu prices to cover most of the payroll rate increases.

     The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased approximately 2.4% in 1999 and 3.5% in 1998.

                                 -- YEAR 2000 --

The Company invested significant resources over the past three years to ensure that its operations would not be adversely impacted by software failures associated with programming incompatibilities with the year 2000 ("Y2K"). In 1997, the Company identified those systems that were not Y2K-compliant and began researching conversion and replacement options. At December 30, 1998, conversion of all major corporate office financial systems (general ledger, accounts payable, payroll and benefits) was complete. In July 1999, a multi-functional team tested the Y2K-readiness of the Company's planned software and hardware solutions by performing critical store operations and corporate financial functions with systems set with a year 2000 date. The test was very successful with only minor issues identified, and all such issues were subsequently corrected. Upgrades to critical store-level systems as well as remediation steps for the corporate office workstations were completed by the end of the third quarter of 1999. Finally, critical vendors were identified and contacted as to their degree of Y2K-readiness, and contingency plans were prepared in the event of an unforeseen Y2K problem. The various Y2K-remediation steps taken by the Company were comprehensive and appear to have been successful as no operational or technology problems have been encountered in connection with the commencement of year 2000.

     Costs associated with the Y2K plan that represented significant functional or technology improvements were capitalized. Other costs that involved Y2K compatibility were charged to expense as incurred. The total cost of the Y2K remediation project amounted to $521,000, consisting of approximately $261,000 of capital and $260,000 of expense costs. During 1999, approximately $261,000 of capital and $199,000 of expense costs were incurred.

                       -- NEW ACCOUNTING PRONOUNCEMENT --

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments, including derivative instruments embedded in other contracts. Under SFAS No. 133, entities are required to carry all derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains and losses) of a derivative instrument depends on its intended use. The provisions of SFAS No. 133 must be adopted by the beginning of 2001. The Company has not yet assessed the impact this standard will have on its financial condition or results of operations; however, the impact will ultimately depend on the amount and type of derivative instruments held at the time of adoption. As noted in "Liquidity and Capital Resources", the Company was not a party to any interest rate swap agreements at December 29, 1999. The Company does not enter into derivative instrument agreements for trading or speculative purposes.

                             -- SUBSEQUENT EVENT --

On January 28, 2000, the Company closed on two loan transactions that refinanced all existing debt balances and added to the Company's credit availability. The first transaction involved the private placement of $75 million of senior notes due in 2008 with principal payments


                                  -- 10-11 --

                                     [LOGO]




                                -- ON A ROLL --


               RELOCATIONS OF OLD RESTAURANTS AND STRATEGIC SITE
                SELECTIONS FOR NEW LOCATIONS KEPT RYAN'S MOVING
                  AHEAD IN 1999. IN ADDITION TO OPENING 12 NEW
               RESTAURANTS, WE RELOCATED SIX FROM OLDER LOCATIONS
                TO UP-AND-COMING COMMERCIAL CENTERS WITH HIGHER
              PROFIT POTENTIAL. RELOCATIONS GENERATED STORE SALES
                  INCREASES IN THE NEIGHBORHOOD OF 40 PERCENT.

                           RYAN'S FAMILY STEAK HOUSES


commencing in 2005, bearing interest at 9.02%. The second transaction involved a $200 million revolving credit facility due in 2005, bearing interest at various floating interest rates plus a variable spread currently set at 1.625%.

     The loan agreements contain minimum net worth requirements and maximum leverage ratios as well as restrictions on future stock repurchases, dividends, capital expenditures, investments and sales of assets. As of December 29, 1999, the Company exceeded the most restrictive minimum net worth requirement in the agreements by $65.8 million. Both loans are secured by the stock of the Company's wholly-owned subsidiaries and affiliates.

     In accordance with generally accepted accounting principles, all debt existing at December 29, 1999 was reclassified to long-term liabilities.

                           FORWARD-LOOKING INFORMATION

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that the statements in this annual report and elsewhere that are forward-looking involve risks and uncertainties that may impact the Company's actual results of operations. All statements other than statements of historical fact that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as deadlines for completing projects, expected financial results and other such matters, are forward-looking statements. The words "estimates", "plans", "anticipates", "expects", "intends", "believes" and similar expressions are intended to identify forward-looking statements. All forward-looking information reflects the Company's best judgment based on current information. However, there can be no assurance that other factors will not affect the accuracy of such information. While it is not possible to identify all factors, the following could cause actual results to differ materially from expectations: general economic conditions; competition; real estate availability; food and labor supply costs; food and labor availability; weather fluctuations; interest rate fluctuations; stock market conditions; and other risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended December 29, 1999. The ability of the Company to open new restaurants depends upon a number of factors, including its ability to find suitable locations and negotiate acceptable land acquisition and construction contracts, its ability to attract and retain sufficient numbers of restaurant managers and team members, and the availability of reasonably priced capital. The extent of the Company's stock repurchase program during 2000 and future years depends upon the financial performance of the Company's restaurants, the investment required to open new restaurants, share price, the availability of reasonably priced capital, the financial covenants contained in the agreements governing both the senior notes and the revolving credit facility, and the maximum debt and share repurchase levels authorized by the Company's Board of Directors.


                                    -- 12 --

                           RYAN'S FAMILY STEAK HOUSES


                       -- FIVE-YEAR FINANCIAL SUMMARY --


                                                       ---------------------------------------------------------------------
(In thousands, except earnings per share)                 1999             1998          1997           1996         1995*
----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS DATA

Restaurant sales                                       $ 664,681         637,003        599,169        565,465       513,168
----------------------------------------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                                        254,052         248,903        237,066        225,888       208,843
Payroll and benefits                                     196,847         186,565        171,390        160,529       146,869
Depreciation                                              26,456          25,317         23,821         21,900        19,228
Asset valuation charge                                        --              --             --         13,300            --
Other operating expenses                                  82,823          79,838         75,384         73,357        63,995
----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                 560,178         540,623        507,661        494,974       438,935
----------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                       33,191          29,670         27,301         24,763        22,212
Interest expense                                           7,986           6,802          5,867          3,354         1,853
Revenues from franchised restaurants                      (1,167)         (1,143)        (1,273)        (1,483)       (1,736)
Other income, net                                         (1,866)         (1,938)        (1,489)        (1,381)         (937)
----------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                              66,359          62,989         61,102         45,238        52,841
Income taxes                                              24,742          22,669         21,892         16,678        19,682
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                           $  41,617          40,320         39,210         28,560        33,159
============================================================================================================================
Earnings per share
Basic                                                  $    1.12             .95            .83            .55           .62
Diluted                                                     1.10             .94            .82            .55           .62
Weighted-average shares (diluted)                         37,874          42,881         47,761         51,810        53,673
============================================================================================================================
SELECTED OTHER CONSOLIDATED DATA
Working capital deficit                                $ (32,150)       (111,666)       (52,763)       (64,634)      (96,857)
Current ratio                                              0.3/1           0.1/1          0.2/1          0.2/1         0.1/1
Cash provided by operations                            $  74,780          73,036         64,624         68,875        61,807
Property and equipment additions                          53,198          43,682         47,456         89,769        71,342
Total assets                                             525,827         509,393        495,554        477,626       425,494
Long-term debt                                           172,375          81,374         93,000         93,000            --
Total current and long-term debt                         172,375         165,400        121,300        128,300        72,200
Purchase of common stock                                  41,315          80,549         18,151         38,151            --
Shareholders' equity                                     283,393         280,372        317,061        293,976       302,694
Company-owned restaurants open at end of year                289             280            270            261           231
============================================================================================================================

(*) Indicates a 53-week period.


                                    -- 13 --

                           RYAN'S FAMILY STEAK HOUSES

                   -- CONSOLIDATED STATEMENTS OF EARNINGS --


                                                                      Year Ended
                                                  ----------------------------------------------------
                                                  December 29,        December 30,        December 31,
(In thousands, except earnings per share)             1999                1998               1997
------------------------------------------------------------------------------------------------------


Restaurant sales                                   $ 664,681             637,003            599,169
------------------------------------------------------------------------------------------------------
Operating expenses
Food and beverage                                    254,052             248,903            237,066
Payroll and benefits                                 196,847             186,565            171,390
Depreciation                                          26,456              25,317             23,821
Other operating expenses                              82,823              79,838             75,384
------------------------------------------------------------------------------------------------------
Total operating expenses                             560,178             540,623            507,661
------------------------------------------------------------------------------------------------------
General and administrative expenses                   33,191              29,670             27,301
Interest expense                                       7,986               6,802              5,867
Revenues from franchised restaurants                  (1,167)             (1,143)            (1,273)
Other income, net                                     (1,866)             (1,938)            (1,489)
------------------------------------------------------------------------------------------------------
Earnings before income taxes                          66,359              62,989             61,102
Income taxes                                          24,742              22,669             21,892
------------------------------------------------------------------------------------------------------
Net earnings                                       $  41,617              40,320             39,210
======================================================================================================
Earnings per share
Basic                                              $    1.12                 .95                .83
Diluted                                                 1.10                 .94                .82
======================================================================================================
Weighted-average shares
Basic                                                 37,253              42,227             47,335
Diluted                                               37,874              42,881             47,761
======================================================================================================

See accompanying notes to consolidated financial statements.


                                    -- 14 --

                           RYAN'S FAMILY STEAK HOUSES


                       -- CONSOLIDATED BALANCE SHEETS --


                                                                    December 29,   December 30,
(In thousands)                                                         1999           1998
-----------------------------------------------------------------------------------------------
ASSETS

Current assets
Cash and cash equivalents                                            $    642        1,502
Receivables                                                             3,027        2,675
Inventories                                                             4,663        4,327
Deferred income taxes                                                   4,342        4,311
Other current assets                                                      500          546
-----------------------------------------------------------------------------------------------
Total current assets                                                   13,174       13,361
-----------------------------------------------------------------------------------------------
Property and equipment
Land and improvements                                                 119,950      114,307
Buildings                                                             333,337      311,809
Equipment                                                             177,857      193,014
Construction in progress                                               35,074       35,742
-----------------------------------------------------------------------------------------------
                                                                      666,218      654,872
Less accumulated depreciation                                         157,439      162,018
-----------------------------------------------------------------------------------------------
Net property and equipment                                            508,779      492,854
-----------------------------------------------------------------------------------------------
Other assets                                                            3,874        3,178
-----------------------------------------------------------------------------------------------
Total assets                                                         $525,827      509,393
===============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Notes payable                                                              --       72,400
Current portion of long-term debt                                          --       11,626
Accounts payable                                                       11,891        6,811
Income taxes payable                                                    2,997        3,759
Accrued liabilities                                                    30,436       30,431
------------------------------------------------------------------------------------------
Total current liabilities                                              45,324      125,027
------------------------------------------------------------------------------------------
Long-term debt                                                        172,375       81,374
Deferred income taxes                                                  24,735       22,620
------------------------------------------------------------------------------------------
Total liabilities                                                     242,434      229,021
------------------------------------------------------------------------------------------
Shareholders' equity
Common stock of $1.00 par value; authorized 100,000,000 shares;
 issued 35,855,000 shares in 1999 and 39,158,000 shares in 1998        35,855       39,158
Additional paid-in capital                                                703        1,274
Retained earnings                                                     246,835      239,940
------------------------------------------------------------------------------------------
Total shareholders' equity                                            283,393      280,372
------------------------------------------------------------------------------------------
Commitments
------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                           $525,827      509,393
==========================================================================================

See accompanying notes to consolidated financial statements.


                                    -- 15 --

                           RYAN'S FAMILY STEAK HOUSES


                  -- CONSOLIDATED STATEMENTS OF CASH FLOWS --


                                                                          Year Ended
                                                            ----------------------------------------
                                                            December 29,  December 30,  December 31,
(In thousands)                                                 1999          1998           1997
----------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net earnings                                                $ 41,617        40,320        39,210
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Depreciation and amortization                               28,299        28,947        27,397
  Gain on sale of property and equipment                        (197)          (51)          (95)
  Decrease (increase) in:
    Receivables                                                 (352)           81          (815)
    Inventories                                                 (336)          (33)         (406)
    Other current assets                                          46        (1,721)       (1,613)
    Other assets                                                (704)         (253)         (673)
  Increase (decrease) in:
    Accounts payable                                           5,080        (2,519)       (5,497)
    Income taxes payable                                        (762)        3,159        (1,241)
    Accrued liabilities                                            5         3,809         2,044
    Deferred income taxes                                      2,084         1,297         6,313
----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     74,780        73,036        64,624
----------------------------------------------------------------------------------------------------
Cash flows from investing activities
Proceeds from sale of property and equipment                   9,179         4,768         5,500
Capital expenditures                                         (53,198)      (43,682)      (47,456)
----------------------------------------------------------------------------------------------------
Net cash used in investing activities                        (44,019)      (38,914)      (41,956)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities
Net proceeds from notes payable                               18,600        44,100        (7,000)
Repayment of long-term debt                                  (11,625)           --            --
Proceeds from issuance of common stock                         2,719         3,540         2,026
Purchase of common stock                                     (41,315)      (80,549)      (18,151)
----------------------------------------------------------------------------------------------------
Net cash used in financing activities                        (31,621)      (32,909)      (23,125)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            (860)        1,213          (457)
Cash and cash equivalents--beginning of period                 1,502           289           746
----------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of period                     $    642        1,502            289
====================================================================================================
Supplemental disclosure
Cash paid during the year for:
 Interest, net of amount capitalized                         $  8,647        6,229          5,882
 Income taxes                                                  22,851       17,583         16,661
====================================================================================================

See accompanying notes to consolidated financial statements.


                                    -- 16 --

                           RYAN'S FAMILY STEAK HOUSES


                -- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS --


NOTE 1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ryan's Family Steak Houses, Inc. operates a chain of 289 Company-owned and 23 franchised (as of December 29, 1999) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977, opened its first restaurant in 1978 and completed its initial public offering in 1982.

CONSOLIDATION The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its wholly-owned subsidiaries and affiliates. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. The years ended December 29, 1999, December 30, 1998 and December 31, 1997 each comprise 52 weeks.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost plus accrued interest which approximates market value.

INVENTORIES Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

OTHER CURRENT ASSETS Other current assets consist of prepaid expenses. Prior to December 30, 1998, other current assets also included unamortized pre-opening costs, which represented certain costs, including team member training, that were incurred before a restaurant was opened. These costs were capitalized when incurred and then expensed over the first 52 weeks of the restaurant's operations. At December 30, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires pre-opening costs to be expensed as incurred. Accordingly, all unamortized pre-opening costs at December 30, 1998, amounting to $790,000, were charged to 1998 depreciation and amortization in the accompanying consolidated financial statements.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements--25 to 39 years and equipment--3 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.
121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, an impairment loss is recognized equal to the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

OTHER ASSETS Other assets consist principally of the cash surrender values of officer life insurance policies, a long-term prepayment of land rent and a long-term note receivable related to the sale of a closed restaurant property.

DERIVATIVE FINANCIAL INSTRUMENTS The Company uses derivative financial instruments to reduce its exposure to interest rate fluctuations. The Company does not enter into financial instrument agreements for trading or speculative purposes. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The premiums paid to purchase other interest rate agreements, such as caps or collars, are included in other assets and are amortized to interest expense over the shorter of the term of the interest rate agreement or the life of the underlying debt instrument. There were no financial instrument agreements outstanding as of December 29, 1999.

FRANCHISE REVENUES The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK OPTIONS As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The additional pro forma disclosure required by SFAS No. 123 can be found in Note 10.

EARNINGS PER SHARE Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities of other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common equivalent shares are represented by shares under option.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1999 presentation.


                                    -- 17 --

                           RYAN'S FAMILY STEAK HOUSES


NOTE 2.  INCOME TAXES


Income tax expense for the years ended December 29, 1999, December 30, 1998 and December 31, 1997 consists of:

                        ---------------------------------
(In thousands)            1999         1998         1997
---------------------------------------------------------
Current
U.S. Federal            $20,568       20,267       14,863
State and local           2,090        1,105          716
---------------------------------------------------------
Total current            22,658       21,372       15,579
---------------------------------------------------------
Deferred
U.S. Federal              1,420        1,342        6,088
State and local             664          (45)         225
---------------------------------------------------------
Total deferred            2,084        1,297        6,313
---------------------------------------------------------
Total income taxes      $24,742       22,669       21,892
=========================================================

Income taxes differ from the amounts computed by applying the U.S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:

                                          ------------------------------------
(In thousands)                               1999          1998          1997
------------------------------------------------------------------------------
Tax at Federal statutory rate             $ 23,226        22,046        21,386
Increase (decrease) in taxes due to:
 State income taxes, net of Federal          1,790           689           612
    income tax benefit
 Other                                        (274)          (66)         (106)
------------------------------------------------------------------------------
Total income taxes                        $ 24,742        22,669        21,892
==============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 1999 and December 30, 1998 are presented in the following table:

                                          ----------------------
(In thousands)                               1999          1998
----------------------------------------------------------------
Deferred tax assets
Accounts receivable                       $    105           114
Deferred compensation                          290            90
Self-insurance reserves                      3,563         3,511
Other                                          672           687
----------------------------------------------------------------
Total gross deferred tax assets              4,630         4,402
----------------------------------------------------------------
Less valuation allowance                        --            --
----------------------------------------------------------------
Net deferred tax assets                      4,630         4,402
----------------------------------------------------------------
Deferred tax liabilities
Building and equipment                     (24,902)      (22,586)
Other                                         (121)         (125)
----------------------------------------------------------------
Total gross deferred tax liabilities       (25,023)      (22,711)
----------------------------------------------------------------
Net deferred taxes                        $(20,393)      (18,309)
================================================================

The Company did not establish a valuation allowance for deferred tax assets as of December 29, 1999 or December 30, 1998. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at December 29, 1999.


                                    -- 18 --

                           RYAN'S FAMILY STEAK HOUSES


NOTE 3.  NOTES PAYABLE

The Company has several unsecured lines of credit from banks aggregating $115 million at various short-term rates, of which $91.0 million and $72.4 million had been utilized at December 29, 1999 and December 30, 1998, respectively. All borrowings under these lines are unsecured and mature in 90 days or less. The weighted-average interest rates on outstanding borrowings were 6.83% at December 29, 1999 and 5.70% at December 30, 1998. All outstanding notes payable balances were repaid by the long-term credit facilities that closed on January 28, 2000 as described in Note 14.

NOTE 4.  LONG-TERM DEBT

Long-term debt at December 29, 1999 and December 30, 1998 consists of the following:

                                                                                                      --------------------

(In thousands)                                                                                           1999         1998
--------------------------------------------------------------------------------------------------------------------------
Borrowings under term loan agreement with interest at various floating rates;
  payable in quarterly installments of $5,813,000 commencing September 1999, final quarterly installment due June 2003. Paid in full by long-term credit facilities that closed on January 28, 2000 (see Note 14)
                                                                                                      $ 81,375      93,000
Notes payable at December 29, 1999; reclassified as long-term debt due to repayment from
  proceeds from long-term credit facilities that closed on January 28, 2000 (see Notes 3 and 14)        91,000          --
--------------------------------------------------------------------------------------------------------------------------
                                                                                                       172,375      93,000

Less current installments                                                                                   --      11,626
--------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                  $172,375      81,374
==========================================================================================================================

At December 29, 1999, the Company was party to a term loan agreement ("Term Loan") with a group of banks. The Term Loan was unsecured with interest, payable at least quarterly, at various rates generally equal to the London Interbank Offered Rate ("LIBOR") plus 0.75%. The terms of the credit agreement contained, among other provisions, requirements for the Company to maintain a minimum net worth level and certain financial ratios and restrictions on the Company's ability to incur additional indebtedness, merge, consolidate, and acquire or sell assets. At December 29, 1999, the Company exceeded the most restrictive minimum net worth covenant by approximately $28.4 million. All amounts outstanding under the Term Loan were repaid by long-term credit facilities that closed on January 28, 2000 as described in Note 14.

NOTE 5.  INTEREST COST

The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:


                                     -----------------------------
(In thousands)                         1999       1998       1997
------------------------------------------------------------------
Interest cost capitalized            $ 2,055      2,093      2,332
Interest cost charged to income        7,986      6,802      5,867
------------------------------------------------------------------
Total interest cost incurred         $10,041      8,895      8,199
==================================================================

NOTE 6.  LEASES

The Company has several noncancelable operating land leases for restaurant sites with initial terms that expire over the next 1 to 12 years. These leases contain renewal options for periods ranging from 3 to 30 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. The Company also leases dishwashing equipment at certain restaurants under agreements with five-year terms that are cancelable by the Company after the first 12 months. Total rental expense for operating leases amounted to $654,000 in 1999, $491,000 in 1998 and $459,000 in 1997.

Future lease payments under the noncancelable operating leases as of December 29, 1999, are:


(In thousands)
---------------------------------------------------
Year End
2000                                       $    620
2001                                            660
2002                                            663
2003                                            564
2004                                            503
Later years, through 2011                     1,764
---------------------------------------------------
Future lease payments                      $  4,774
===================================================


                                    -- 19 --

                           RYAN'S FAMILY STEAK HOUSES

NOTE 7.  OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following:

                                                              -----------------------
(In thousands)                                                   1999           1998
-------------------------------------------------------------------------------------
Self-insurance accruals                                       $  9,010          9,111
Accrued compensation                                             8,009          6,619
Accrued taxes (other than income)                                7,442          7,531
Outstanding gift certificates                                    2,132          1,931
Deferred product allowances                                      1,045          1,309
Accrued interest                                                   708          1,369
Other accrued expenses                                           2,090          2,561
-------------------------------------------------------------------------------------
Total other accrued liabilities                               $ 30,436         30,431
=====================================================================================

NOTE 8. SHAREHOLDERS' EQUITY

The components of shareholders' equity are as follows:

                                                           -------------------------------------------
                                                            $1 Par Value      Additional      Retained
(In thousands)                                              Common Stock    Paid-In Capital   Earnings
------------------------------------------------------------------------------------------------------
Balances at January 1, 1997                                   $ 49,031             121         244,824
------------------------------------------------------------------------------------------------------
Net earnings                                                        --              --          39,210
Net issuance of common stock under Stock Option Plans              282           1,429              --
Tax benefit from exercise of nonqualified stock options             --             315              --
Purchases of common stock                                       (2,335)         (1,408)        (14,408)
------------------------------------------------------------------------------------------------------
Balances at December 31, 1997                                   46,978             457         269,626
------------------------------------------------------------------------------------------------------
Net earnings                                                        --              --          40,320
Net issuance of common stock under Stock Option Plans              462           2,418              --
Tax benefit from exercise of nonqualified stock options             --             660              --
Purchases of common stock                                       (8,282)         (2,261)        (70,006)
------------------------------------------------------------------------------------------------------
Balances at December 30, 1998                                   39,158           1,274         239,940
------------------------------------------------------------------------------------------------------
Net earnings                                                        --              --          41,617
Issuance of common stock under Stock Option Plans                  308           1,842              --
Tax benefit from exercise of nonqualified stock options             --             569              --
Purchases of common stock                                       (3,611)         (2,982)        (34,722)
------------------------------------------------------------------------------------------------------
Balances at December 29, 1999                                 $ 35,855             703         246,835
======================================================================================================

On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's common stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's common stock that would result in the ownership by such person or group of 15% or more of the common stock.

Each Right may initially be exercised to acquire a one-half share of the Company's common stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise common stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise common stock of the acquiring company having a market value of twice the exercise price of the Rights.

The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.


                                   -- 20 --

                           RYAN'S FAMILY STEAK HOUSES


The Company's Board of Directors has authorized the repurchase of up to 30 million shares of the Company's common stock through December 2002. At December 29, 1999, approximately 18.8 million shares had been purchased at an aggregate cost of $178.1 million since the beginning of the program in March 1996. Future repurchase transactions will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors.

NOTE 9.  TEAM MEMBER RETIREMENT PLANS

The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and have attained 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan with the first 6% of compensation matched by the Company at a 40% rate. The Company's match for participants with 20 or more years of service increases to 100%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $1,103,000 in 1999, $1,280,000 in 1998 and $1,034,000 in 1997.

In 1999 the Company implemented a nonqualified deferred compensation plan that provides benefits payable to officers and certain key executives or their designated beneficiaries at specified future dates or upon the termination of employment or death. Participants in the plan have the opportunity to (i) defer up to 100% of their compensation in excess of the Social Security wage base and
(ii) receive a matching contribution comparable to the Company's defined contribution retirement plan without the restrictions and limitations in the Internal Revenue Code. Participant deferrals and the Company's match are deposited each month in Company-owned insurance contracts that give each participant the opportunity to select various investment options. The return on these underlying investments determines the amount of earnings credit. The Company has the right to amend or terminate the plan. The amount of expense related to the deferred compensation plan amounted to $93,000 in 1999.

NOTE 10. STOCK OPTION PLAN

In 1998, the Company's shareholders approved a stock option plan ("Plan") pursuant to which the Company's Board of Directors may grant options to officers and team members. The Plan authorized grants of options to purchase up to 3,000,000 shares of authorized but unissued common stock. Under the terms of the Plan, which expires in 2007, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. However, the Plan states that the exercise price of the option cannot be less than the fair market value, based on the closing market price, of the Company's common stock on the day of the grant. Historically, the Company has always granted options at fair market value on the day of grant, used various vesting schedules, and set expiration dates generally ten years from the date of grant. At December 29, 1999, there were also outstanding options granted under predecessor stock option plans.

At December 29, 1999, there were 1,608,000 additional shares available for grant under the Plan and a predecessor plan. The per share weighted-average fair values of stock options granted during 1999 and 1998, respectively, were $3.80 and $3.38 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1999-expected dividend yield of 0%, expected stock volatility of .28, risk-free interest rate of 6.2% and an expected life of 5.1 years; 1998-expected dividend yield of 0%, expected stock volatility of .31, risk-free interest rate of 4.9% and an expected life of 5.1 years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated on the following table:

                                                --------------------------------------------
(In thousands, except earnings per share)            1999             1998             1997
--------------------------------------------------------------------------------------------
Net earnings
As reported                                     $   41,617           40,320           39,210
Pro forma                                           40,341           39,119           38,514
Earnings per share
 Basic:
  As reported                                   $     1.12              .95              .83
  Pro forma                                           1.08              .93              .81
 Diluted:
  As reported                                         1.10              .94              .82
  Pro forma                                           1.07              .91              .81
============================================================================================

Pro forma net earnings and earnings per share reflect only options granted after December 28, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to December 29, 1994 is not considered.


                                   -- 21 --

                           RYAN'S FAMILY STEAK HOUSES


A summary of the status of the Company's current and predecessor stock option plans as of December 29, 1999, December 30, 1998 and December 31, 1997 and changes during the years ended on those dates is presented below:

                                             1999                         1998                        1997
                                      -----------------------------------------------------------------------------------
                                                Weighted-Average             Weighted-Average            Weighted-Average
(Shares in thousands)                 Shares     Exercise Price    Shares     Exercise Price    Shares    Exercise Price
-------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      3,198        $  8.37         2,351        $  7.41         3,055        $  7.26
Granted                                 783          10.24         1,503           9.34            43           7.83
Exercised                              (307)          6.96          (465)          6.99          (398)          6.23
Forfeited                              (236)          8.99          (191)          7.77          (349)          7.51
                                      -----                        -----                        -----
Outstanding at end of year            3,438           8.88         3,198           8.37         2,351           7.41
=========================================================================================================================
Exercisable at year-end               2,089                        1,858                        1,806
=========================================================================================================================

The following table summarizes information about stock options outstanding at December 29, 1999:

(Shares in thousands)        OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------------
                                                  Weighted-Average
                                         ----------------------------------
   Range of        Number Outstanding       Remaining                          Number Exercisable    Weighted-Average
Exercise Prices      at 12/29/99         Contractual Life    Exercise Price       at 12/29/99         Exercise Price
---------------------------------------------------------------------------------------------------------------------
  $  4 to $ 7            563                  5.7 years         $  6.54                 492              $  6.48
  $  7 to $ 9          1,227                  6.2                  7.61                 944                 7.66
  $ 10 to $11            980                  8.2                 10.17                 312                10.28
  $ 11 to $13            668                  8.8                 11.29                 341                11.38
=====================================================================================================================
  $  4 to $13          3,438                  7.2               $  8.88               2,089              $  8.38
=====================================================================================================================

NOTE 11. EARNINGS PER SHARE

Basic and diluted earnings per share ("EPS") are calculated as follows:

                                                              ---------------------------------
(In thousands, except earnings per share)                       1999         1998         1997
-----------------------------------------------------------------------------------------------
Numerator--net earnings                               a       $41,617       40,320       39,210
-----------------------------------------------------------------------------------------------
Denominator
Weighted-average common shares                        b        37,253       42,227       47,335
Stock options                                                     621          654          426
-----------------------------------------------------------------------------------------------
Adjusted weighted-average common shares               c        37,874       42,881       47,761
-----------------------------------------------------------------------------------------------
Basic EPS                                           a/b       $  1.12          .95          .83
Diluted EPS                                         a/c          1.10          .94          .82
===============================================================================================

NOTE 12. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

Quarterly consolidated financial results for 1999 and 1998 are summarized as follows:

                                                                 Quarter
                                              -------------------------------------------------
(In thousands, except earnings per share)       First        Second       Third          Fourth       Total Year
----------------------------------------------------------------------------------------------------------------
1999
Restaurant sales                              $159,579      174,248       170,478        160,376       664,681
Restaurant operating profit*                    24,395       29,178        26,469         24,461       104,503
Net earnings                                    10,221       11,257        10,872          9,267        41,617
Earnings per share:
 Basic                                        $    .26          .30           .30            .26          1.12
 Diluted                                           .26          .29           .29            .26          1.10
================================================================================================================

                                   -- 22 --

                           RYAN'S FAMILY STEAK HOUSES

                                                                 Quarter
                                              -------------------------------------------------
(In thousands, except earnings per share)       First        Second       Third          Fourth       Total Year
----------------------------------------------------------------------------------------------------------------
1998
Restaurant sales                             $ 153,186      167,496       162,440        153,881       637,003
Restaurant operating profit*                    21,591       27,311        24,325         23,153        96,380
Net earnings                                     9,182       11,967        10,113          9,058        40,320
Earnings per share:
 Basic                                       $    .20           .28           .25            .23           .95
 Diluted                                          .20           .27           .24            .23           .94
================================================================================================================

* Restaurant sales less operating expenses. Operating expenses are comprised of costs and expenses associated directly with or allocated to products sold at the Company's restaurants.

NOTE 13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities and long-term debt. The fair value of the Company's long-term debt approximates its carrying amount as of December 29, 1999 and December 30, 1998 due to the debt's variable interest rate provisions. Interest rates change every 90 days or less. The fair value of the remaining financial instruments approximates their carrying amounts due to their short maturities.

NOTE 14. SUBSEQUENT EVENT

On January 28, 2000, the Company closed on two loan transactions that refinanced all existing debt balances and added to the Company's credit availability. The first transaction involved the private placement with several insurance companies of $75 million of senior notes due in 2008 with principal payments commencing in 2005, bearing interest at 9.02%. The second transaction involved a $200 million revolving credit facility with several banks due in 2005, bearing interest at various floating interest rates plus a variable spread currently set at 1.625%.

The loan agreements contain minimum net worth requirements and maximum leverage ratios as well as restrictions on future stock repurchases, dividends, capital expenditures, investments and sales of assets. As of December 29, 1999, the Company exceeded the most restrictive minimum net worth requirement in the agreements by $65.8 million. Both loans are secured by the stock of the Company's wholly-owned subsidiaries and affiliates.

In accordance with generally accepted accounting principles, all debt existing at December 29, 1999 was reclassified to long-term liabilities.




                       -- INDEPENDENT AUDITOR'S REPORT --


The Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.:

We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of December 29, 1999 and December 30, 1998, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 29, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at December 29, 1999 and December 30, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 1999, in conformity with generally accepted accounting principles.


Greenville, South Carolina                        KPMG LLP
January 26, 2000 except for Note 14,
  as to which the date is January 28, 2000


                                   -- 23 --

                          RYAN'S FAMILY STEAK HOUSES




                                                   -- DIRECTORS --
CHARLES D. WAY                JAMES D. COCKMAN            BARRY L. EDWARDS                         BRIAN S. MACKENZIE
Chairman, President &         Investor                    Executive Vice President,                Chief Operating Officer
Chief Executive Officer                                   Treasurer & Chief Financial Officer      Samling Strategic Corporation
                                                          AMRESCO, Inc.                            SDN BHD


G. EDWIN MCCRANIE             HAROLD K. ROBERTS, JR.      JAMES M. SHOEMAKER, JR.
Executive Vice President      President &                 Member
                              Chief Executive Officer     Wyche, Burgess, Freeman &
                              Statewide Title, Inc.       Parham, P.A.


                                                    -- OFFICERS --


        [PHOTO]                    [PHOTO]                     [PHOTO]                [PHOTO]                    [PHOTO]

    CHARLES D. WAY            G. EDWIN MCCRANIE             JANET J. GLEITZ       MORGAN A. GRAHAM          FRED T. GRANT, JR.
Chairman, President and     Executive Vice President     Corporate Secretary        Vice President-     Vice President-Finance and
 Chief Executive Officer                                                             Construction          Chief Financial Officer



    [PHOTO]                        [PHOTO]                          [PHOTO]                       [PHOTO]

    JAMES R. HART              JOHN C. JAMISON                   ALAN E. SHAW                 ILENE T. TURBOW
    Vice President-       Vice President-Real Estate      Vice President-Operations       Vice President-Marketing
    Human Resources



      [PHOTO]                      [PHOTO]                    [PHOTO]                   [PHOTO]                     [PHOTO]

 WILLIAM R. DALTON           RICHARD B. ERWIN           PHILIP J. FRANKLIN         MICHAEL RICK KIRK          WILLIAM J. O'BRIEN
Regional Vice President    Regional Vice President    Regional Vice President    Regional Vice President    Regional Vice President

                                   -- 24 --

                          --  OUR MISSION STATEMENT --


     To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings.

        WE STRIVE -- To put people first -- customers and team members.
       -- To attract and maintain a strong team of individuals recognized as standouts in each area of focus. -- To promote safety,
          responsibility and a high level of ethics in our workplace.
   -- To be environmentally aware and work to preserve our natural resources.
           -- To utilize materials and services that provide the best cost/value ratio without sacrificing quality.
                  - To enhance long-term shareholder wealth.


                          -- CORPORATE INFORMATION --


                               EXECUTIVE OFFICES
                        Ryan's Family Steak Houses, Inc.
                          405 Lancaster Avenue (29650)
                              Post Office Box 100
                          Greer, South Carolina 29652
                                 (864) 879-1000

                                GENERAL COUNSEL
                     Wyche, Burgess, Freeman & Parham, P.A.
                           Greenville, South Carolina

                                 TRANSFER AGENT
                                   EQUISERVE
                                 P.O. Box 8218
                        Boston, Massachusetts 02266-8218
                                 (800) 633-4236

                              INDEPENDENT AUDITORS
                                    KPMG LLP
                           Greenville, South Carolina


                                   FORM 10-K

A copy of the Company's annual report on Form 10-K for fiscal 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company.

                                 ANNUAL MEETING

The annual meeting will be held at the Greenville/Spartanburg Airport Marriott, Greenville, South Carolina, on Thursday, April 27, 2000 at 11:00 a.m. All shareholders are cordially invited to attend.

                               COMMON STOCK DATA

The Company's common stock trades on The Nasdaq Stock Market (R) under the symbol RYAN. The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

            QUARTERLY FINANCIAL INFORMATION AND OTHER NEWS RELEASES

In order to provide Ryan's shareholders and prospective investors with timely and accurate information, quarterly financial information and other news releases can be obtained on the internet at www.ryansinc.com.


                  MARKET PRICE OF COMMON STOCK

                               1999
               ----------------------------------
               QUARTER        HIGH          LOW
               ----------------------------------
               First        $ 13.81        11.38
               Second         12.56        10.25
               Third          11.81         9.25
               Fourth         10.47         8.19

                              1998
               ----------------------------------
               QUARTER        HIGH          LOW
               ----------------------------------
               First        $  9.25         7.31
               Second         10.50         9.25
               Third          13.38         9.63
               Fourth         13.00         9.38

                          The closing price quotation
                        of the Company's common stock on
                       March 1, 2000 was $9.50 per share.

                                    [LOGO]

               405 Lancaster Avenue (29650) Post Office Box 100
                          Greer, South Carolina 29652
                                (864) 879-1000